425 1 d425.htm RULE 425

Filed by Northeast Utilities Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: NSTAR

Commission File No.: 333-170754

Financial & Regulatory Update

CONTACT:  JEFFREY R. KOTKIN      PHONE:  860-728-4650       FAX:  860-728-4585

July 2011

Volume 19, Issue 2

NU-NSTAR merger

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On 6/1/11, the Connecticut Department of Public Utility Control (DPUC) unanimously rejected a petition by the Connecticut Office of Consumer Counsel (OCC) in which the

 OCC had asked the DPUC to assert jurisdiction over the NU-NSTAR merger.  The DPUC noted “that NU will remain the ultimate corporate parent of both CL&P (The

Connecticut Light and Power Company) and Yankee (Gas Services Company).  After the merger both CL&P and Yankee will remain subject to the continuing jurisdiction of the Department without any reduction of the Department’s existing regulatory oversight or any diminishment in the Department’s authority over these public service companies.”

On 6/30/11, the OCC appealed the DPUC’s decision to the Connecticut Superior Court.  Subsequently, both NRG and the New England Power Generators Association appealed the DPUC’s decision, as well.  Separately, Senate Bill 1140, which would have expanded the DPUC’s authority over utility mergers, was not taken up by either the Connecticut Senate or House before the Legislature’s regular session ended on 6/8/11.

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On 5/10/11, the Maine Public Utilities Commission approved the merger contingent upon approval by the Federal Energy Regulatory Commission (FERC).  The New Hampshire Public Utilities Commission ruled on 4/5/11 that it did not have jurisdiction over the merger.  On 7/6/11, FERC approved the merger on the terms requested by NU and NSTAR.  Merger applications are pending before the Nuclear Regulatory

Commission and the Massachusetts Department of Public Utilities (DPU).

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DPU merger hearings commenced on 7/6/11 and are scheduled through the end of July.

Capital projects

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Construction of Public Service Company of New Hampshire’s (PSNH) Clean Air Project

at Merrimack Station was about 84% complete as of 6/30/11 and is projected to cost approximately $430 million.  The project must be operational by 7/1/13, but PSNH believes that a significant portion may be operational by the end of 2011 with the full project operational by the middle of 2012.  PSNH expects the project, which uses scrubber technology, to reduce mercury emissions from PSNH’s coal-fired generation by at least 80% and sulfur dioxide emissions at Merrimack by more than 90%.

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Substation construction and site work for overhead line construction continues in Massachusetts on the Greater Springfield Reliability Project (GSRP), which involves the construction of 115 kV and 345 kV lines from Ludlow, MA to Bloomfield, CT.  GSRP is the largest and most complicated project within NU’s New England East-West Solution (NEEWS) family of projects and is being built by Western Massachusetts Electric

Company (WMECO) and CL&P.  WMECO commenced substation construction and site

work for overhead construction in upland areas in the winter of 2010-2011.    Construction in and near wetland areas still requires federal and state permits, which WMECO and CL&P expect to receive later this year.  The project is expected to be in service by late 2013.

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Yankee Gas’s Waterbury-Wallingford Line (WWL) Project, a 16-mile natural gas pipeline between the company’s Waterbury, CT LNG facility and Wallingford, CT, and expansion of the LNG facility’s vaporization capacity, was about 76 percent complete as of 6/30/11.  The entire project is expected to cost $57.6 million.

Legislative and regulatory topics

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Legislation has passed the CT legislature that merges the DPUC, the Department of Environmental Protection and many other energy-related functions within state government into a new Department of Energy and Environmental Protection (DEEP).  Traditional utility regulatory functions will be handled by a segment of DEEP called the Public Utilities Regulatory Authority (PURA), which will be led by three “directors.”

Other energy policy-related functions would be handled elsewhere in DEEP.  DPUC commissioners Delgobbo, Betkoski and Ficeto were named interim directors of PURA.

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On 6/29/11, the DPUC issued a final order in Yankee Gas’s application to raise distribution rates $29.1 million on 7/1/11 and another $10.3 million on 7/1/12.  The

DPUC approved a decrease in Yankee Gas rates of $0.5 million effective 7/20/11 and an increase of $6.2 million over current rates, effective 7/1/12.  The DPUC reflected in rates the full projected cost of WWL and allowed Yankee Gas to ramp up its current cast iron and bare steel pipe replacement program from $15 million/year to $40 million/year.  The final decision authorized an 8.83% ROE for Yankee Gas and a capital structure of 52.2% equity and 47.8% debt.  On 7/14/11, Yankee Gas asked the PURA to reconsider three aspects of the order related to Accumulated Deferred Income Taxes, the imputation of projected gross NU-NSTAR merger savings, and the disallowance of non-union wage increases.  The order and reconsideration request are posted on www.nu.com.

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The Connecticut legislature revoked the state’s authority to issue Economic Recovery Revenue Bonds to help the state achieve a balanced budget for the 2010-2011 fiscal year.  Interest and principal payments on those bonds would have been collected through a charge on the bills of electric customers.

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The New Hampshire State Senate voted 14-10 to “re-refer” for additional study House

Bill 648, which would preclude non-reliability transmission projects from using eminent domain to acquire property for construction of transmission lines.

Other topics

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On 4/18/11, Fitch Ratings raised its rating on PSNH first mortgage bonds from BBB+ to

A- and raised its outlook on CL&P from “stable” to “positive.”

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On 5/16/11, Standard & Poor’s raised its corporate credit ratings on NU and its regulated utilities from BBB to BBB+.  S&P kept NU and its regulated companies on CreditWatch with positive implications pending NU’s merger with NSTAR.

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On 5/26/11, PSNH issued $122 million of taxable first mortgage bonds due 6/1/21 and carrying a coupon of 4.05%.  PSNH used the proceeds to redeem its Series D and Series

E tax-exempt Pollution Control Revenue Bonds, both of which carried a coupon of 6%.

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NU expects to release its second quarter 2011 results during the first week of August.

Information Concerning Forward-Looking Statements

In addition to historical information, this communication may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995.  Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements.  Forward-looking statements relating to the proposed merger include, but are not limited to: statements about the benefits of the proposed merger involving NSTAR and Northeast Utilities, including future financial and operating results; NSTAR’s and Northeast Utilities’ plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the merger that are not historical facts.  Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties.  There can be no assurance that actual results will not materially differ from expectations.  Important factors could cause actual results to differ materially from those indicated by such forward-looking statements.  With respect to the proposed merger, these factors include, but are not limited to: risks and uncertainties relating to the ability to obtain the requisite NSTAR and Northeast Utilities shareholder approvals; the risk that NSTAR or Northeast Utilities may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the length of time necessary to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect. These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 (Registration No. 333-170754) that was filed by Northeast Utilities with the SEC in connection with the merger.  Additional risks and uncertainties are identified and discussed in NSTAR’s and Northeast Utilities’ reports filed with the SEC and available at the SEC’s website at www.sec.gov.  Forward-looking statements included in this document speak only as of the date of this document.  Neither NSTAR nor Northeast Utilities undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this document.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed merger between Northeast Utilities and NSTAR, Northeast Utilities filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-170754)  that includes a joint proxy statement of Northeast Utilities and NSTAR that also constitutes a prospectus of Northeast Utilities.  Northeast Utilities and NSTAR mailed the definitive joint proxy statement/prospectus to their respective shareholders, on or about January 5, 2011.  Northeast Utilities and NSTAR urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger, as well as other documents filed with the SEC, because they contain important information.  You may obtain copies of all documents filed with the SEC regarding this proposed transaction, free of charge, at the SEC’s website (www.sec.gov).  You may also obtain these documents, free of charge, from Northeast Utilities’ website (www.nu.com) under the tab “Investors” and then under the heading "Financial/SEC Reports.”  You may also obtain these documents, free of charge, from NSTAR’s website (www.nstar.com) under the tab “Investor Relations.”